SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Rule 13d-101. Information to be included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed)

SCHEDULE 13D

(Amendment No. 10)

Under the Securities Exchange Act of 1934

eDiets.com, Inc.

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(Name of Issuer)

COMMON STOCK, $.001 par value per share

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(Title of Class of Securities)

280597105

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2009

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or (240.13d-(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER
16,467,099**

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9. SOLE DISPOSITIVE POWER
-0-

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10. SHARED DISPOSITIVE POWER
16,467,099**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,467,099**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.4% **

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14. TYPE OF REPORTING PERSON

OO (Limited Liability Corporation)

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7. SOLE VOTING POWER

-0-

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8. SHARED VOTING POWER

16,467,099**

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9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

16,467,099**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,467,099**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.4% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
16,467,099**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

16,467,099**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,467,099**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.4% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON
Murray A. Indick

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER

16,467,099**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER

16,467,099**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,467,099**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

56.4% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1. NAME OF REPORTING PERSON

Charles E. McCarthy

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3. SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)
☐

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6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER
-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
16,467,099**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER
-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
16,467,099**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,467,099**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES
☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.4% **

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14. TYPE OF REPORTING PERSON

IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 10 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 3, 2008 by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy. This amendment to the Schedule 13D relates to the shares of Common Stock, $.001 par value (the "Common Stock") of eDiets.com, Inc. a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1000 Corporate Drive Suite 600 Fort Lauderdale, FL 33334. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

--------------------------------

On June 23, 2009, the Issuer executed a Securities Subscription and Purchase Agreement (the "Purchase Agreement") with one of the Reporting Persons, Kevin A. Richardson, II. Under the terms of the Purchase Agreement, Mr. Richardson agreed to purchase 300,000 shares of Common Stock for $300,000 in cash in a private placement.

As part of the transaction, the Issuer agreed to issue to Mr. Richardson a warrant to purchase 135,000 shares of Common Stock (the "Warrant") at an exercise price of $1.20 per share. The Warrant has a ten year expiration date, is exercisable immediately upon issuance and provides for a cashless "net" exercise under certain conditions with respect to up to 25% of the shares of Common Stock issuable upon exercise thereof. The exercise price of the Warrant is subject to adjustment under certain circumstances; however, no adjustment to the exercise price will be made that would reduce the exercise price below $0.92 per share. The Issuer has the option to change the expiration date of the Warrant in the event that the closing price per share of Common Stock is in excess of 150% of the exercise price for thirty (30) consecutive days as reflected on NASDAQ.

Also on June 23, 2009, the Issuer executed a Registration Rights Agreement ("Registration Rights Agreement") with Mr. Richardson and an investment fund controlled by Prides Capital Partners L.L.C. (the "Prides Fund"). Pursuant to the Registration Rights Agreement, the Issuer has agreed to register the resale of the shares of Common Stock issued to Mr. Richardson and the shares of Common Stock issuable upon exercise of the Warrant and any New Warrant (as defined below).

In addition, the Warrant Amendment provides for the Issuer to issue to the Prides Fund one or more additional warrants (each a "New Warrant") to purchase nine shares of Common Stock for every 20 shares purchased by the Prides Fund as a result of an exercise of the outstanding warrants to purchase 2,500,000 shares of Common Stock. The terms of each New Warrant, including the exercise price of $1.20 per share, are substantially the same as the terms of the Warrant to be issued pursuant to the Purchase Agreement discussed above.

Finally, on June 23, 2009, the Issuer and the Prides Fund entered into a letter agreement (the "Waiver Letter") pursuant to which the Prides Fund waived certain rights it has under issued and outstanding warrants to enable the transactions discussed above to be consummated.

Exhibits B, C, D and E are, respectively, the Purchase Agreement, the Warrant Amendment, the Registration Rights Agreement and the Waiver Letter.

CUSIP NO. 280597105	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

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(a),(b) Based on the 10Q filed by the Issuer on May 14, 2009, there were 25,169,507 shares of Common Stock issued and outstanding as of May 1, 2009. Based on such information, the Reporting Persons report beneficial ownership of 16,467,099 shares of Common Stock, representing 56.4% of Common Stock that would be outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C. The shares reported include (1) 12,430,607 shares of Common Stock of the Issuer, (2) 2,688,119 shares of Common Stock issuable upon exercise of warrants that are presently exercisable, (3) 1,125,000 shares of Common Stock issuable upon exercise of warrants that may be acquired by the Reporting Persons through exercises of currently outstanding warrants as described in Item 4 above and (4) 223,373 fully-vested stock options held by directors of the Issuer who are members of Prides Capital Partners, L.L.C. (all of which have been previously reported by the Reporting Persons on Form 4).

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick and Charles E. McCarthy are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) The Reporting Persons have engaged in the transactions described in Item 4 above in the prior 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

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None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as previously disclosed on Scheduled 13D and as disclosed herein.

Item 7. Material to be Filed as Exhibits

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Exhibit A	Joint Filing Agreement
Exhibit B	Purchase Agreement
Exhibit C	Warrant Amendment
Exhibit D	Registration Rights Agreement
Exhibit E	Waiver Letter

CUSIP NO. 280597105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2009

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

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Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact

CUSIP NO. 280597105	SCHEDULE 13D

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: July 2, 2009

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	By: Murray A. Indick
Attorney-in-Fact	Attorney-in-Fact